                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934



                       Affiliated Community Bancorp, Inc.
                       ----------------------------------
                                (Name of issuer)

                                  Common Stock
                                  ------------
                         (Title of class of securities)

                                    008188104
                                    ---------
                                 (CUSIP number)

                              Eric R. Fischer, Esq.
                                    UST Corp.
                                 40 Court Street
                   Boston, Massachusetts 02108 (617) 726-7377
                   ------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                DECEMBER 15, 1997
                                -----------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

---------------------------                          ---------------------------
  CUSIP No.  008188104            SCHEDULE 13D          Page  2  of  10 Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        UST Corp.               I.R.S. # 04-2436093
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
        N/A                                                             (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
        N/A                                                                 [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        UST Corp. is a Massachusetts corporation.
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                                  By reason of its execution of the Stock Option
                                  Agreement (as defined below), pursuant to Rule
                                  13d-3(d)(1)(i) promulgated under the Act, UST
                                  may be deemed to have sole voting and
                                  dispositive power with respect to the Common
                                  Stock subject to the Option and, accordingly,
                                  may be deemed to beneficially own 1,300,078
                                  shares of Affiliated Community Bancorp, Inc.
                                  Common Stock.
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        None
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON
   WITH:                          By reason of its execution of the Stock Option
                                  Agreement, pursuant to Rule 13d-3(d)(1)(i)
                                  promulgated under the Act, UST may be deemed
                                  to have sole voting and dispositive power with
                                  respect to the Common Stock subject to the
                                  Option and, accordingly, may be deemed to
                                  beneficially own 1,300,078 shares of
                                  Affiliated Community Bancorp, Inc. Common
                                  Stock.
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                  None
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        By reason of its execution of the Stock Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Act, UST may be deemed to have sole voting and dispositive power with respect to the Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 1,300,078 shares of Affiliated Community Bancorp, Inc. Common Stock.
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

        N/A                                                                  [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        By reason of its execution of the Stock Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Act, UST may be deemed to have sole voting and dispositive power with respect to the Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 19.9% of the Affiliated Community Bancorp, Inc. Common Stock outstanding on December 15, 1997, assuming exercise of the Option.
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        UST Corp.:         HC, CO
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

     This statement relates to certain shares of common stock, $0.01 par value (the "Common Stock"), of Affiliated Community Bancorp, Inc. ("ACB"), a corporation organized under the laws of The Commonwealth of Massachusetts. The principal executive office of ACB is located at 716 Main Street, Waltham, Massachusetts, 02154. The principal executive officers of ACB are (i) Timothy J. Hansberry, President and Chief Executive Officer; (ii) John G. Fallon, Executive Vice President, Treasurer and Chief Financial Officer; (iii) Quentin J. Greeley, Executive Vice President, General Counsel and Clerk; (iv) William J. Gaddis, Jr., President and Chief Executive Officer, Lexington Savings Bank, a principal subsidiary of ACB; (v) James E. McCobb, Jr., President and Chief Executive Officer, The Federal Savings Bank, a principal subsidiary of ACB; and (vi) C. Bernard Fulp, President and Chief Executive Officer, Middlesex Bank & Trust Company, a principal subsidiary of ACB.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(c) and (f) The name of the reporting person filing this statement is UST Corp., a corporation organized under the laws of The Commonwealth of Massachusetts ("UST"). The principal executive office address of UST is 40 Court Street, Boston, Massachusetts 02108.

     UST engages in one line of business, that of providing financial services through its banking and nonbanking subsidiaries. A broad range of financial services is provided principally to individuals and small- and medium-sized companies in New England, including those located in low- and moderate-income neighborhoods within UST's defined Community Reinvestment Act assessment area. In addition, an important component of UST's financial services is the provision of trust and money management services to professionals, corporate executives, nonprofit organizations, labor unions, foundations, mutual funds and owners of closely-held businesses, most of which are located in the New England region.

     Information as to each of the executive officers and directors of UST is set forth on Schedule I hereto.

     (d) During the last five years, neither UST nor, to the best of UST's knowledge, any of the individuals named in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither UST nor, to the best of UST's knowledge, any of the individuals named in Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As more fully described in Item 4 below, pursuant to the terms of the Stock Option Agreement (as defined below), UST will have the right, upon the occurrence of specified events, to purchase up to 1,300,078 shares of ACB Common Stock from ACB at a price of $32.937 per share. Should UST purchase shares of ACB Common Stock pursuant to the Stock Option Agreement, UST intends to finance such purchase from one or more of the following sources: the use of cash; the liquidation of securities held by UST; or additional debt or equity financing.

ITEM 4.  PURPOSE OF TRANSACTION.

     On December 15, 1997, UST, Mosaic Corp., a Massachusetts corporation and a wholly-owned subsidiary of UST (the "Merger Subsidiary"), and ACB entered into an Affiliation Agreement and Plan of Reorganization (the "Affiliation Agreement"), pursuant to which ACB will be merged (the "Merger") with and into the Merger Subsidiary and the subsidiaries of ACB shall become subsidiaries of UST and the Merger Subsidiary. As a result of the Merger, the separate corporate existence of ACB will cease. As the surviving corporation, the Merger Subsidiary will continue its corporate existence under the laws of the Commonwealth of Massachusetts and remain a wholly-owned subsidiary of UST. The officers and directors of the surviving corporation will consist of those officers and directors of the Merger Subsidiary immediately prior to the effective time of the Merger. The officers and directors of the Merger Subsidiary will hold office in accordance with the Articles of Organization and By-Laws of the Merger Subsidiary.

     Pursuant to the Affiliation Agreement, each share of ACB Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than any such shares held directly or indirectly by UST, except in a fiduciary capacity, and any such shares held as treasury stock by ACB) shall become and be converted into 1.41 shares of the common stock of UST, par value $0.625 per share ("UST COMMON STOCK"), together with that number of UST rights associated therewith; PROVIDED, HOWEVER, that in the event that UST has exercised its option to deliver additional shares of UST Common Stock pursuant to the last paragraph of Section 8.01(e) of the Affiliation Agreement, each share of ACB Common Stock shall be converted into such number of shares of UST Common Stock, par value $0.625 per share, as provided in said section of the Affiliation Agreement. A copy of the Affiliation Agreement is attached hereto as
Exhibit 1 and incorporated herein by reference.

     Consummation of the Merger is subject to certain conditions, including approval of UST's and ACB's stockholders, receipt of regulatory approvals, the effectiveness of a registration statement relating to the shares of UST Common Stock to be issued to ACB's stockholders pursuant to the Merger, the absence of any order decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger and the absence of certain events relating to ACB's assets, financial condition, results of operations or prospects.

     Simultaneously with the execution of the Affiliation Agreement, on December 15, 1997, UST and ACB entered into a Stock Option Agreement (the "Stock Option Agreement"), a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

     Pursuant to the Stock Option Agreement, ACB granted UST an option (the "Option") to purchase, subject to adjustment in certain events, up to 1,300,078 shares of ACB Common Stock from ACB (the "Option Shares") for $32.937 per share. The Option becomes exercisable in whole or in part, after the occurrence of the following events:

          (i) (a) ACB or any subsidiary of ACB, without having received UST's prior written consent, shall have entered into an agreement to engage in
     (A) a merger or consolidation, or any similar transaction, with ACB or any Significant Subsidiary (as defined below) of ACB, or any subsidiary of ACB which, after such transaction, would be a Significant Subsidiary of ACB,
     (B) a purchase, lease or other acquisition of all or substantially all of the assets of ACB or any Significant Subsidiary of ACB or (C) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing ten percent (10%) or more of the voting power of ACB or any Significant Subsidiary of ACB (each of (A), (B) and (C) being an "Acquisition Transaction") with any Person (the term "PERSON" having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Act and the rules and regulations thereunder), other than UST or any subsidiary of UST, or, without the consent of UST, the Board of Directors of ACB shall have approved an Acquisition Transaction or recommended that the shareholders of ACB approve or accept any Acquisition Transaction other than as contemplated by the Affiliation Agreement;

               (b) Any Person, other than UST or any subsidiary of UST or ACB in a fiduciary capacity, and other than a Schedule 13G Investor (as defined in the Stock Option Agreement), shall have acquired beneficial ownership or the right to acquire beneficial ownership of ten percent (10%) or more of the outstanding shares of ACB Common Stock if such Person owned beneficially less than ten percent (10%) of the outstanding shares of ACB Common Stock on the date of the Stock Option Agreement, or any Person shall have acquired beneficial ownership of an additional three percent (3%) of the outstanding shares of ACB Common Stock if such Person owned beneficially ten percent (10%) or more of the outstanding shares of ACB Common Stock on the date of the Stock Option Agreement;

               (c) The stockholders of ACB shall not have approved the Affiliation Agreement at the meeting of such stockholders held for the purpose of voting on the Affiliation Agreement, such meeting shall not have been held or shall have been canceled prior to the termination of the Affiliation Agreement, or ACB's Board of Directors shall have withdrawn or modified in a manner adverse to UST the recommendation of ACB's Board of Directors with respect to the Affiliation Agreement, in each case after:
     (A) any Person, other than UST or any subsidiary of UST, shall have made a bona-fide proposal to ACB or its shareholders to engage in an Acquisition Transaction by public announcement or written communication that shall be or become the subject of public disclosure; or (B) any Person other than UST or any subsidiary of UST, other than in connection with a transaction to which UST has given its prior written consent, shall have filed an application or notice with the Federal Reserve Board or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction;

               (d) After any Person other than UST or any subsidiary of UST has made a proposal to ACB or its shareholders to engage in an Acquisition Transaction, ACB shall have breached any covenant or obligation contained in the Affiliation Agreement and such breach (A) would entitle UST to terminate the Affiliation Agreement and (B) shall not have been remedied prior to the date UST gives notice to ACB of its intention to exercise the Option; or

               (e) Any person (other than UST or any subsidiary of UST) shall have commenced (as such term is defined in Rule 14d-2 under the Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to a tender offer or exchange offer to purchase any shares of ACB Common Stock such that, upon consummation of such offer, such person would own or control 50% or more of the then outstanding shares of ACB Common Stock; and

          (ii) (a) The acquisition by any Person (other than a Schedule 13G Investor) of beneficial ownership of twenty percent (20%) or more of the then outstanding ACB Common Stock; or

               (b) The occurrence of the event described in paragraph (i) above, except that the percentage referenced in clause (a)(C) thereof shall be twenty percent (20%) in lieu of ten percent (10%).

     The Stock Option Agreement also provides that UST may require ACB to repurchase the Option or shares acquired upon exercise of the Option under certain circumstances. The Stock Option Agreement specifies the procedures for exercise of the Option or UST put rights upon the occurrence of such events. For purposes of the Stock Option Agreement, the term "Significant Subsidiary" shall mean, when used in reference to UST or ACB, any "significant subsidiary" of such party as such term is defined in Regulation S-X of the SEC, and with respect to ACB, the term shall also mean those subsidiaries of ACB which are "insured depository institutions."

     The Option will expire upon the earliest of (i) the effective time of the Merger, (ii) the termination of the Affiliation Agreement if termination occurs before an Initial Triggering Event (as defined in the Affiliation Agreement) or
(iii) twelve months after the Affiliation Agreement is terminated if such termination follows an Initial Triggering Event.

     As more fully set forth in the Stock Option Agreement, (i) ACB has a right of first refusal under specified circumstances with respect to certain proposed dispositions by UST of the Option Shares, (ii) ACB has the right to purchase Option Shares held by UST under certain circumstances, and (iii) UST (or a subsequent holder of the Option or Option Shares) has the right under specified circumstances to require ACB to repurchase the Option or Option Shares.

     ACB Common Stock is registered pursuant to Section 12(g) of the Act. If the Merger is consummated, UST will be the sole holder of record of ACB Common Stock and ACB Common Stock will become eligible for deregistration pursuant to Section 12(g)(4) of the Act.

     Except as set forth in this Item 4, the Affiliation Agreement or the Stock Option Agreement, neither UST nor, to the best of UST's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) By reason of its execution of the Stock Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Act, UST may be deemed to have sole voting and dispositive power with respect to the Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 1,300,078 Shares of ACB

Common Stock, or approximately 19.9% of the ACB Common Stock outstanding on December 15, 1997, assuming exercise of the Option.

     Except as set forth above or in a fiduciary capacity, neither UST nor, to the best of UST's knowledge, any of the individuals named in Schedule I hereto, owns any ACB Common Stock.

     (c) Neither UST nor, to the best of UST's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in the ACB Common Stock during the past 60 days, excepting transactions in a fiduciary capacity.

     (d) So long as UST has not purchased the ACB Common Stock subject to the Option, UST does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the ACB Common Stock.

     (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Immediately after the execution of the Affiliation Agreement and the Stock Option Agreement, on December 15, 1997, UST and each of the directors and executive officers of ACB entered into an agreement (the "Voting Agreement," a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference), pursuant to which such persons agreed to vote or cause to be voted all of their shares of ACB Common Stock owned by them as of December 15, 1997, as well as any other shares of ACB Common Stock of which they may acquire beneficial ownership of and sole voting power over, whether pursuant to the exercise of stock options or otherwise, as long as such shares are owned by them as of the record date for the special meeting of ACB's stockholders to be called and held for the approval of the Affiliation Agreement and shall vote or cause to be voted all such shares, at such special meeting or any other meeting of ACB's stockholders against the approval of any other agreement providing for a merger, acquisition, consolidation, sale of a material amount of assets or other business combination of ACB or any of its subsidiaries with any person or entity other than UST, or any subsidiary of UST.

     Furthermore, the Affiliation Agreement contains certain customary restrictions on the conduct of the business of ACB pending the Merger, including certain customary restrictions relating to the ACB Common Stock. Except as provided in the Affiliation Agreement, Stock Option Agreement, the Voting Agreements or as set forth herein, neither UST nor, to the best of UST's knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of ACB, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 Affiliation Agreement and Plan of Reorganization, dated as of December 15, 1997, among UST Corp., Affiliated Community Bancorp, Inc., and Mosaic Corp.

     Exhibit 2 Stock Option Agreement, dated as of December 15, 1997, between UST Corp. and Affiliated Community Bancorp, Inc.

     Exhibit 3 Form of Letter Agreement, dated December 15, 1997, between UST Corp. and each of the directors and executive officers of Affiliated Community Bancorp, Inc. (the "Voting Agreement").


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, undersigned certifies that the information set forth in this Statement is true, complete, and correct.


                                          UST CORP.


                                          By: /s/ Eric R. Fischer
                                             -----------------------------------
                                             Eric R. Fischer
                                               Executive Vice President, General
                                               Counsel and Clerk



Dated:   December 23, 1997

                         INDEX TO EXHIBITS AND SCHEDULES

    Exhibit 1 Affiliation Agreement and Plan of Reorganization, dated as of December 15, 1997, among UST Corp., Affiliated Community Bancorp, Inc., and Mosaic Corp.

    Exhibit 2 Stock Option Agreement, dated as of December 15, 1997, between UST Corp. and Affiliated Community Bancorp, Inc.

    Exhibit 3 Form of Letter Agreement, dated December 15, 1997, between UST Corp. and each of the directors and executive officers of Affiliated Community Bancorp, Inc. (the "Voting Agreement").

    Schedule I      Information regarding the Officers and Directors of UST
                    Corp.

                                   SCHEDULE I

DIRECTORS:

CHESTER G. ATKINS. Mr. Atkins is a Partner at ADS Ventures, Inc. (providing strategic marketing and related advisory services) of Concord, Massachusetts and is also the former United States Congressman from the 5th Congressional District of Massachusetts. Mr. Atkins' business address is ADS Ventures, 1540 Monument Street, Concord, Massachusetts 01742.

DAVID E. BRADBURY. Mr. Bradbury was formerly the Chairman of the Board, President and Chief Executive Officer of Walden Bancorp., Inc. acquired by the Company on January 3, 1997.

ROBERT M. COARD. Mr. Coard is President and Chief Executive Officer of Action for Boston Community Development, Inc. Mr. Coard's business address is Action for Boston Community Development, Inc., 178 Tremont Street, Boston, Massachusetts 02111.

DOMENIC COLASACCO. Mr. Colasacco is Executive Vice President of the Company and Chairman and President of United States Trust Company. Mr. Colasacco's business address is c/o UST Corp., 40 Court Street, Boston Massachusetts 02108.

ROBERT L. CULVER. Mr. Culver is Executive Vice President and Chief Financial Officer of Cabot Corporation. Mr. Culver's business address is 75 State Street, Boston, Massachusetts 02111.

ALAN K. DERKAZARIAN. Dr. DerKazarian is a practicing Periodontist and serves as Vice President of Dental Management, Inc. and Dental Services, P.C. Dr. DerKazarian's business address is 1692 Massachusetts Avenue, Cambridge, Massachusetts 02138.

DONALD C. DOLBEN. Mr. Dolben is a Realtor and serves as Vice President of The Dolben Company, Inc., President of William H. Dolben & Sons, Inc. and President of Dolben Equities, Inc. Mr. Dolben's business address is The Dolben Company, Inc., One Beacon Street, Boston, Massachusetts 02108.

NEAL F. FINNEGAN. Mr. Finnegan is President and Chief Executive Officer of UST Corp. Mr. Finnegan is also Chairman, President and Chief Executive Officer of USTrust and Chairman of the Executive Committee of United States Trust Company. Mr. Finnegan's business address is c/o UST Corp., 40 Court Street, Boston Massachusetts 02108.

EDWARD GUZOVSKY. Mr. Guzovsky is a Director of Wolf Construction Company in Norwood, Massachusetts and Chairman of JWP New England. Mr. Guzovsky's business address is 725 Canton Street, Norwood, Massachusetts 02062.

WALLACE M. HASELTON. Mr. Haselton, a retired banker, was formerly Chairman of the Board of Key Bancshares of Maine, Inc., a bank holding company. Mr. Haselton's business address is c/o UST Corp., 40 Court Street, Boston, MA 02108.

BRIAN W. HOTAREK. Mr. Hotarek is Senior Vice President and Chief Financial Officer for the Stop & Shop Supermarket Company. Mr. Hotarek's business address is Stop & Shop Supermarket Company, Quincy Center Plaza, 1385 Hancock Street., 10th Floor, Quincy, Massachusetts 02169.

FRANCIS X. MESSINA. Mr. Messina serves as President of Wildwood Estates of Braintree, Inc. (real estate development, management and leasing) and as President of F.X. Messina Construction Corp. (general contracting and construction). Mr. Messina's business address is F.X. Messina Enterprises, 400 Franklin Street, P.O. Box 859059, Braintree, Massachusetts 02185.

MICHAEL A. MILLER Mr. Miller is President of Firestone Financial Corp. a subsidiary of the Company which was acquired in October 1997. Mr. Miller's business address is 38 Glen Avenue, Newton Centre, Massachusetts 02159.

SYDNEY L. MILLER. Mr. Miller is President of Harry Miller Co., Inc. and W.E. Palmer Company (manufacturers of industrial canvas products). Mr. Miller's business address is Harry Miller Co., Inc., 120 Southampton Street, Boston, Massachusetts 02118.

VIKKI L. PRYOR. Ms. Pryor was formerly senior Vice President, Operations and Systems for Blue Cross Blue Shield of Massachusetts in Boston, Massachusetts. Ms. Pryor's business address is c/o UST Corp., 40 Court Street, Boston, Massachusetts 02108.

GERALD M. RIDGE. Mr. Ridge is a Vice Chairman of USTrust and President of Blue Hill Cemetery and G. M. Ridge Corporation. Mr. Ridge's business address is G.M. Ridge Corporation, 700 West Street, Braintree, Massachusetts 02184.

WILLIAM SCHWARTZ. Mr. Schwartz is Vice President/Academic Affairs (Chief Academic Officer) of Yeshiva University in New York City. Mr. Schwartz's business address is Yeshiva University, 500 West 185th Street, New York, New York 10033.

BARBARA C. SIDELL. Ms. Sidell is an attorney who has served as a Director of various subsidiaries of the Company since 1969. Ms. Sidell's business address is c/o UST Corp., 40 Court Street, Boston, MA 02108.

JAMES V. SIDELL. Mr. Sidell is Managing Director of Corporate Finance of Fechtor Detwiler in Boston, Massachusetts. Mr. Sidell's business address is Fechtor Detwiler, 155 Federal Street, Boston, Massachusetts 02110.

PAUL D. SLATER. Mr. Slater is a private investor who previously served as the Chairman and Chief Executive Officer of The Slater Company, a real estate and finance firm based in Boston, Massachusetts. Mr. Slater now serves as President of Naples Downtown Corp. in Naples, Florida. Mr. Slater's business address is c/o UST Corp., 40 Court Street, Boston, Massachusetts 02108.

EDWARD J. SULLIVAN. Mr. Sullivan has been the Clerk of Courts for Middlesex County, Massachusetts since 1959. Mr. Sullivan's business address is c/o Clerk of the Courts, Middlesex Superior Court, 40 Thorndike Street, Cambridge, Massachusetts 02141.

G. ROBERT TOD. Mr. Tod is the President, Chief Operating Officer and a Director of the CML Group, Inc. (a retailer of specialty items, including Nordic Track products) located in Acton, Massachusetts.

MICHAEL J. VERROCHI, JR. Mr. Verrochi serves as Executive Vice President of Browning-Ferris Industries, Inc. (waste management); Director of American Ref-Fuel, Inc. (refuse to energy); President and Director of Monadnock Mountain Spring Water Inc., Abita Water Co. and EVC Corp. (producers of bottled water); Director, Vice President and Treasurer of VRT Corp. (real estate development and construction); Director of Marshfield Insurance Co., Inc.; Director of Universal Construction Inc.; and as a trustee of several real estate trusts. Mr. Verrochi's business address is Browning-Ferris industries, Inc., 100 Hallett Street, Dorchester, Massachusetts 02124.

GORDON M. WEINER. Mr. Weiner has his own practice as an attorney-at-law in Gloucester, Massachusetts. Mr. Weiner's business address is 18 Pleasant Street, Gloucester, Massachusetts 01930.

EXECUTIVE OFFICERS:

The Business Address for each of the Executive Officers listed below is:

                                            UST Corp.
                                            40 Court Street
                                            Boston, Massachusetts 02108

NEAL F. FINNEGAN.
         President and Chief Executive Officer.

DOMENIC COLASACCO.
         Executive Vice President/Trust and Investment Management

JAMES K. HUNT
         Executive Vice President, Chief Financial Officer and Treasurer

ERIC R. FISCHER.
         Executive Vice President, General Counsel and Clerk

KATHIE S. STEVENS.
         Executive Vice President and Senior Lending Officer

KATHERINE C. ARMSTRONG
         Executive Vice President/Commercial Lending

ROBERT T. MCALEAR.
         Executive Vice President/Acquisition Integration

SUZANNE MOOT
         Executive Vice President/Marketing and Retail Banking

WALTER E. HUSKINS, JR.
         Executive Vice President/Administration

LINDA J. LERNER
         Senior Vice President/Human Resources

KENNETH L. SULLIVAN
         Senior Vice President/Operations

GEORGE T. CLARKE
         Senior Vice President and Controller